Mail Stop 4561

July 15, 2008

Mr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group
Paradeplatz 8, P.O. Box 1, CH-8070
Zurich, Switzerland

Re: Credit Suisse Group
      Form 20-F for the year ended December 31, 2007
      Filed March 20, 2008
      File No. 001-15244

Dear Mr. Fassbind:

       We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                                     Sincerely,

                                     Daniel L. Gordon
                                     Branch Chief